January 17, 2025

Werner Cautreels
Chief Executive Officer
Traws Pharma, Inc.
12 Penns Trail
Newtown, PA 18940

       Re: Traws Pharma, Inc.
           Registration Statement on Form S-3
           Filed January 15, 2025
           File No. 333-284285
Dear Werner Cautreels:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Christopher L. Tinen, Esq.